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Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Los Angeles Madrid Milan	Tokyo Washington, D.C.

Re:	MAP Pharmaceuticals, Inc
Form 10-K for the Year Ended December 31, 2010 (the “10-K”)
Filed on March 4, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011 (the “10-Q”)
Filed on May 6, 2011
File No. 001-33719

Ladies and Gentlemen:

On behalf of MAP Pharmaceuticals, Inc. (the “Company”), in connection with the comment orally received from members of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by the Company on November 1, 2011 relating to the 10-K and the 10-Q (the “Comment”), and pursuant to a conversation between the undersigned and Ibolya Ignat, Staff Accounting, the Company hereby undertakes to file a response to the Comment by December 2, 2011.

Please feel free to contact the undersigned at (650) 463-3078 with any questions or comments.

Very truly yours,

/s/ Gregory Chin
Gregory Chin of LATHAM & WATKINS LLP

cc:	Christopher Chai, MAP Pharmaceuticals, Inc.
Charlene Friedman, MAP Pharmaceuticals, Inc.